FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2016

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

 16 Grigoriou Lambraki Street
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the "Company") dated November 18, 2016, announcing the pricing of the Company's $3.6 million registered direct offering.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-205301) filed with the U.S. Securities and Exchange Commission with an effective date of August 14, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant)
Dated: November 18, 2016
/s/ Stamatios Tsantanis By: Stamatios Tsantanis Chief Executive Officer

EXHIBIT 1

Seanergy Maritime Holdings Corp. Announces Pricing of $3.6 Million
Registered Direct Offering
November 18, 2016 - ATHENS, GREECE  - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP) announced today that it has entered into a Securities Purchase Agreement with unaffiliated third party institutional investors, pursuant to which the Company will sell 1,305,000 shares of common stock at a purchase price of $2.75 per share for gross proceeds of $3.6 million in a registered direct offering. The closing of the transaction is expected to occur on or about November 23, 2016, subject to the satisfaction of customary closing conditions.
Maxim Group LLC acted as the exclusive placement agent for the offering.
The Company estimates that the net proceeds from the sale of the securities, after deducting fees and expenses, will be approximately $3.2 million. The net proceeds of this offering are expected to be used for general corporate purposes, including funding of vessel acquisitions.
The shares of common stock are being offered pursuant to a shelf registration statement on Form F-3 (File No. 333- 205301) previously filed and declared effective by the United States Securities and Exchange Commission ("SEC"). A prospectus supplement relating to the offering will be filed by the Company with the SEC. When filed, copies of the prospectus supplement, together with the accompanying base prospectus, can be obtained at the SEC's website at http://www.sec.gov or from the offices of Maxim Group LLC, 405 Lexington Avenue, New York, New York 10174, Attn: Prospectus Department, or by telephone at (800) 724-0761.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. Any offers of securities will be made only by means of a prospectus supplement and accompanying base prospectus.
About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp. is an international provider of marine dry bulk shipping services through the ownership and operation of dry bulk vessels. The Company is registered in the Marshall Islands with executive offices in Athens, Greece and an office in Hong Kong. The Company currently owns a modern fleet of a total of eight dry bulk carriers, consisting of six Capesizes and two Supramaxes, with a combined cargo-carrying capacity of approximately 1,145,553 DWT and an average fleet age of about 7.8 years.
The Company's common stock trades on the Nasdaq Capital Market under the symbol "SHIP."
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may," "should," "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's ability to continue as a going concern; the Company's operating or financial results; the Company's liquidity, including its ability to pay amounts that it owes and obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
For further information please contact:

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com